UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Xinhua Finance Media Limited
(Name of Issuer)
Common Shares
(Title of Class of Securities)
G98285102
(CUSIP Number)
January 19, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	G98285102

1	NAMES OF REPORTING PERSONS The Fredy Bush Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0557724

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

	5	SOLE VOTING POWER

NUMBER OF		8,830,000 Class A Common Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,830,000 Class A Common Shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,830,000 Class A Common Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9% based on 150,914,667 Class A Common Shares issued and outstanding as of February 10, 2009

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	G98285102

1	NAMES OF REPORTING PERSONS Dragon Era Group Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0566504

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

	5	SOLE VOTING POWER

NUMBER OF		8,830,000 Class A Common Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,830,000 Class A Common Shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,830,000 Class A Common Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9% based on 150,914,667 Class A Common Shares issued and outstanding as of February 10, 2009

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Explanatory Note
     This Amendment No. 1 to Schedule 13G (“Amendment No. 1”) is an amendment to the initial statement on Schedule 13G, filed with the Securities and Exchange Commission on February 14, 2008, of The Fredy Bush Trust and Dragon Era Group Limited (the “Trust” and “Dragon,” respectively). This Amendment No. 1 reflects the change in the number of Class A Common Shares beneficially owned by the Trust and Dragon.

ITEM 1(a).	NAME OF ISSUER:

Xinhua Finance Media Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

2201, Tower D, Central International Trade Center, 6A Jian Wai Avenue, Chaoyang District, Beijing 100022, People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

The Fredy Bush Trust

Dragon Era Group Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The Fredy Bush Trust 31/F, The Center 99 Queen’s Road Central Hong Kong

Dragon Era Group Limited 31/F, The Center 99 Queens Road Central Hong Kong

ITEM 2(c).	CITIZENSHIP:

The Trust is established under the laws of the Hong Kong. The place of organization of Dragon is Hong Kong.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Shares, par value $0.001 per share

ITEM 2(e).	CUSIP NUMBER:

G98285102

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

					Sole power to	Shared power to
	Amount		Sole power to	Shared power to	dispose or to	dispose or to
Reporting	beneficially	Percent of	vote or direct	vote or to direct	direct the	direct the
Person	owned:	class:	the vote:	the vote:	disposition of:	disposition of:
The Fredy Bush Trust	8,830,000 Class A Common Shares	5.9%	8,830,000 Class A Common Shares	0	8,830,000 Class A Common Shares	0

Dragon Era Group Limited	8,830,000 Class A Common Shares	5.9%	8,830,000 Class A Common Shares	0	8,830,000 Class A Common Shares	0

Dragon is the record owner of American depositary receipts evidencing 4,412,500 American Depositary Shares of the Issuer, representing 8,825,000 Class A Common Shares of the Issuer. Dragon is also the record owner of 5,000 Class A Common Shares of the Issuer. Dragon is wholly-owned by Super Tiger Limited, which is in turn wholly-owned by the Trust, of which Equity Trust (HK) Limited acts as the trustee. The Trust is an irrevocable discretionary trust, and Fredy Bush is the settlor of the Trust.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON :

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP :

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP :

Not applicable

ITEM 10.	CERTIFICATION :

Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2009

The Fredy Bush Trust	Equity Trust (HK) Limited in its capacity as trustee of The Fredy Bush Trust
	By:	/s/ Liu Kin Wai
	Name:	Liu Kin Wai
	Title:	Authorized Signatory

Dragon Era Group Limited	By:	/s/ Venezia Ho
	Name:	Venezia Ho
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

EXHIBIT A: Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Shares, par value $0.001 per share, of Xinhua Finance Media Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
[Remainder of this page has been left intentionally blank.]

Signature Page
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 13, 2009.

The Fredy Bush Trust	Equity Trust (HK) Limited in its capacity as trustee of The Fredy Bush Trust
	By:	/s/ Liu Kin Wai
	Name:	Liu Kin Wai
	Title:	Authorized Signatory

Dragon Era Group Limited	By:	/s/ Venezia Ho
	Name:	Venezia Ho
	Title:	Director